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                                                                      EXHIBIT 2


                          Summary of Terms of Loan Agreement
                      between Bank Hapoalim and IDB Development


     1. Within the framework of a Letter of Undertaking signed by IDB Development on October 20, 1996, on March 19, 1998, Bank Hapoalim (the "Bank") loaned IDB Development the sum of New Israel Shekels (NIS) 165 million (approximately $45.2 million).

     2. The principal amount of the loan and interest on the loan are due in one installment on March 19, 1999.

     3. The principal amount of the loan bears interest at the rate which the Bank announces from time to time as its prime lending rate, as in effect from time to time, less 1% per annum. As of March 25, 1998, the Bank's prime lending rate was 13.7% per annum.

     4.   The loan is not linked to any index, such as the consumer price index.

     5.   The loan may be prepaid without any penalty.

     6. As part of the Letter of Undertaking of October 20, 1996, IDB Development has given Bank Hapoalim an irrevocable undertaking that IDB Development will not pledge assets in an amount more than NIS 10 million (approximately $2.8 million) at any time for the benefit of third parties, without the prior consent of the Bank.









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